Exhibit 18.1
October 29, 2009
Kansas City Southern
Kansas City, Missouri
Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of Kansas City Southern (the Company) for the three months ended September 30, 2009, and have read the Company’s statements contained in Note 4 to the consolidated financial statements included therein. As stated in Note 4, the Company changed its method of accounting for goodwill, such that the related annual impairment testing date was changed from September 30 to November 30. The Company states that the newly adopted accounting principle is preferable in the circumstances because it allows the Company to more closely align the impairment testing date with the long-range planning and forecasting process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2008, nor have we audited the information set forth in the aforementioned Note 4 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
KPMG
Kansas City, Missouri